Exhibit 99.6

METAL STORM LIMITED ACN 064 270 006

UPDATE ON PNG CORRECTIONAL SERVICE CONTRACT
Brisbane, Australia — 4 November 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On 3 August 2010, Defence technology specialist Metal Storm announced it had received a contract to supply 500 MAUL™ weapons and 50,000 rounds of non-lethal ammunition.
The contract, valued at US$3,365,000, was placed by the Correctional Service of Papua New Guinea and was signed by the Minister for Correctional Services, the Honourable Tony Aimo MP and the Acting Correctional Service Commissioner Mr Henry Wavik. The Minister said that he expected ratification of the urgent purchase through the usual government protocols shortly.
Since the contract signing, the Department has had the opportunity to further review the Metal Storm technology and weapon systems and the Minister has re-confirmed that the Metal Storm weapon systems fully satisfied Departmental requirements for a non-lethal weapon system. The Minister also added that the Metal Storm weapon technology enabled the Department to strictly control the use of such weapons once deployed.
“An effective prison system is critically important for Law and Order, and to bring greater security to the daily lives of the people of Papua New Guinea” Minister Aimo said. “There is little point in the Police arresting criminals and the Courts sentencing them if Prison Officers are not sufficiently well equipped to keep them in detention and complete their rehabilitation”.
“Metal Storm weapons will enable our officers to respond effectively with non-lethal force as a deterrent to assist in the prevention of prison breakouts” he said.
“An important factor in our decision was that the Department has a duty to prevent any loss or misuse of the weapons we purchase. Unlike ordinary guns, Metal Storm weapons cannot be used with illegally purchased conventional ammunition, making the weapons safe and unusable if they get into the wrong hands. Their weight, flexibility and performance also outstrip anything else we have seen on the market”.
Metal Storm CEO Dr Lee Finniear said that the Company was progressing well with its initial preparatory work required under the contract.
“We are working with relevant Australian and US Government departments on import and export licences, and are in the process of submitting appropriate applications for approval under International Traffic of Arms Regulations” he said.
“In parallel, our teams in Australia and the US are working on final design refinements to suit customer requirements, and putting into place subcontractor relationships to assist with the manufacture of components where needed”.
“The Company is in routine dialogue with the Department and the Minister, and we are committed to delivering the weapon systems the Department needs to provide effective security for PNG Prisons” he said.
The ratification through the usual PNG government protocols is still in progress. The Department has confirmed that as soon as this ratification is complete Metal Storm will receive payment of the first deposit due under the contract.
-ENDS-

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.